February 26, 2019

Jeff Toghraie
Chief Executive Officer and Chief Financial Officer
Reviv3 Procare Co
9480 Telstar Avenue, Unit 5
El Monte, CA 90211

       Re: Reviv3 Procare Co
           Form 10-K for the fiscal year ended May 31, 2018
           File No. 333-220846

Dear Mr. Toghraie:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction